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                             August 20, 2020

       John D. Shulman
       Chief Executive Officer
       Petros Pharmaceuticals, Inc.
       1185 Avenue of the Americas, 3rd Floor
       New York, NY 10036

                                                        Re: Petros
Pharmaceuticals, Inc.
                                                            Registration
Statement on Form S-4
                                                            Filed July 24, 2020
                                                            File No. 333-240064

       Dear Mr. Shulman:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-4 Registration Statement Filed July 24, 2020

       General

   1. We note your disclosures that outstanding options and warrants to purchase Neurotrope common stock that have
not previously been exercised prior to the closing will be
                                                        converted into
equivalent options and warrants to purchase shares of Petros Common
                                                        Stock. Please tell us
why you are not registering such options and warrants. Additionally, disclose here and
elsewhere as appropriate the amount of such outstanding Neurotrope options and warrants as
of the latest most practicable date.
       Prospectus Summary
       The Companies, page 10

   2. Please include an organizational chart showing the various entities prior to the Mergers
 John D. Shulman
FirstName  LastNameJohn   D. Shulman
Petros Pharmaceuticals, Inc.
Comapany
August  20, NamePetros
            2020        Pharmaceuticals, Inc.
August
Page 2 20, 2020 Page 2
FirstName LastName
         and following the Mergers and spin-off. The diagrams should also indicate the percentage of ownership shareholders of Neurotrope and Metuchen will have in the resulting entities.
The Companies   Petros Pharmaceuticals, Inc., page 11

3. Please disclose the product candidates, and related phase or status of each product candidate, for Petros Pharmaceuticals, Inc. immediately following the merger transactions and taking into consideration the spin-off of Neurotrope Bioscience,
Inc.
The Companies   Metuchen Pharmaceuticals, LLC, page 11

4. We note your disclosure that Metuchen believes that its potential domestic growth for its
         ED products will come through the expansion of its distribution partner network. Please revise to describe the distribution channels through which Metuchen's ED products are currently distributed and how that distribution network is expected to grow.
5. We note that you acquired an exclusive global license for H100. Please expand your disclosure to describe where the development of H100 currently is in Hybrid
         Medical's product pipeline and when you anticipate it being part of your available products.
Merger Consideration, page 14

6. Here, and elsewhere in the document as appropriate, please provide a chart indicating how many shares of your stock each shareholder will receive for each share of Metuchen
         Common Unit and Metuchen Preferred Unit they own. If appropriate, that chart should provide the value at different dates beginning with the date prior to announcement and as of the last practicable date of your registration statement.
The Spin-Off, page 14

7. Please provide more detail regarding what Neurotrope SpinCo's operations will be following the spin-off. Specifically, indicate whether Neurotrope SpinCo will continue to pursue operations involving bryostatin-1 or other similar drug candidates.
Risks Related to Petros (the     Combined Organization    )
The combined organization   s bylaws designate the state and federal courts
within the State of
Nevada as the exclusive forum for certain..., page 62

8. We note that provision 9.10 of Exhibit 3.3, the Amended and Restated Bylaws of Petros
         Pharmaceuticals, Inc., provides that "Any action, suit or other Legal Proceeding relating to this Agreement or the enforcement of any provision of this Agreement will be brought or otherwise commenced exclusively in the Court of Chancery of the State of Delaware or, if
         jurisdiction over the matter is vested exclusively in the federal courts, the United States
         District Court for the Southern District of Delaware." This provision is inconsistent with your risk factor disclosure on page 62 stating that "the state and federal courts within the
         State of Nevada will be exclusive forums" for certain actions. Further, it appears
 John D. Shulman
FirstName  LastNameJohn   D. Shulman
Petros Pharmaceuticals, Inc.
Comapany
August  20, NamePetros
            2020        Pharmaceuticals, Inc.
August
Page 3 20, 2020 Page 3
FirstName LastName
         inconsistent with the Thirteenth article of Exhibit 3.2, of the Amended and Restated
         Certificate of Incorporation of Petros Pharmaceuticals, Inc., which states "the Court of
         Chancery in the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring certain actions, including derivative actions, except for any claim "which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction."

         Please revise to clarify the description of your forum selection provision and disclose whether this provision applies to actions arising under the Securities Act or Exchange
         Act. If so, please also state that there is uncertainty as to whether a court would enforce such provision. If the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.
         If this provision does not apply to actions arising under the Securities Act or Exchange
         Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.
         Additionally, please describe the provision under your Description of Petros Capital
         Stock.
Forward-Looking Statements, page 64

9. Section 27A(a)(1) of the Securities Act of 1933 and Section 21E(a)(1) of the Securities
         Exchange Act of the 1934 apply only to forward-looking statements made by an issuer that, at the time that the statement is made, is subject to the reporting requirements of section 13(a) or section 15(d) of the Securities Exchange Act of 1934. Insofar as Petros
         and Metuchen do not meet this description, please make clear, each time you refer to the
         Litigation Reform Act, that the safe harbor does not apply to forward-looking statements with respect to Petros and Metuchen.
The Mergers
Opinion of the Neurotrope Financial Advisor as of May 15, 2020, page 79

10. We note the disclosure on page 93 that GVS has not performed services for, or received any compensation from, Neurotrope. Please revise this section to disclose the compensation GVS will receive for acting as a financial advisor to these related transactions.
Material U.S. Federal Income Tax Consequences of the Mergers and Material U.S. Federal
Income Tax Consideration...., page 100

11. Please revise your prospectus disclosure to remove any statement that assumes the
 John D. Shulman
FirstName  LastNameJohn   D. Shulman
Petros Pharmaceuticals, Inc.
Comapany
August  20, NamePetros
            2020        Pharmaceuticals, Inc.
August
Page 4 20, 2020 Page 4
FirstName LastName
         material tax consequences at issue (e.g., "Assuming that the receipt of [Petros shares] in exchange for [shares or interests in Neurotrope/Metuchen] qualifies as an 'exchange'
         described in Section 351 of the Code.") and to clearly state that the conclusion is the opinion of counsel. Refer to Section III of Staff Legal Bulletin No. 19 for guidance.
Milestone Payments, page 109

12. Please indicate the number of new Petros common shares each Petros common share outstanding after the Merger Closing will be entitled to receive in each of your described
         Milestone Earnout Payments.
Notes to the Consolidated Financial Statements
1) Nature of Operations, Basis of Presentation and Going Concern, page F-27

13.      You state that    after the transaction, JCP owns or controls 82% of
the outstanding equity
         interests in the Company.    Please explain your accounting treatment
for the apparent 18%
         non-controlling interest. In addition, given your purchase of a 55% ownership interest in
         Metuchen from Krivulka on December 10, 2018, as stated on page 206, describe the subsequent transactions that increased your ownership percentage to 82%. Refer us to the technical guidance upon which you relied.
Note 2) Summary of Significant Accounting Policies, Revenue Recognition , page F-29

14. We reference the significant variable consideration included in the reconciliation of net sales to gross sales on page 222. Please revise your revenue recognition policy to provide the disclosures required by ASC 606-10-50-20 related to significant variable consideration included in the transaction price.

Exhibit Index, page II-4

15. We note that, in connection with entry into the Merger Agreement, Neurotrope and an affiliated entity of Juggernaut Capital Partners have entered into a Backstop Agreement, and Neurotrope, Metuchen and Juggernaut have entered into a Note Conversion and Loan
         Repayment Agreement. Please file these agreements as exhibits to your registration statement or tell us why you believe you are not required to do so. Refer to Item
         601(b)(10) of Regulation S-K for guidance.
16.      We note your disclosure on page 182 under the heading Metuchen
Business   History and
         Corporate Information that Metuchen has entered into several agreements related to the licensing and supply of Stendra. Please file these agreements as exhibits to your registration statement or tell us why you believe you are not required to do so. Refer to
         Item 601(b)(10) of Regulation S-K for guidance.
Exhibit 3.3, Amended and Restated Bylaws of Petros Pharmaceuticals, Inc., page II-4

17. We note the Amended and Restated Bylaws of Petros Pharmaceuticals, Inc. include a
 John D. Shulman
Petros Pharmaceuticals, Inc.
August 20, 2020
Page 5
      provision waiving all parties' right to a jury trial for any action or proceeding arising out of or related to the merger transactions. Please expand your Description of Petros Capital
      Stock and related risk factor disclosure to describe the waiver provision, including whether it applies to claims under the federal securities laws, and the risks of the provision or other impacts on shareholders. Your disclosure should address, but not be limited to, any uncertainty about the enforceability of such a provision, and clearly state whether or not the provision applies to purchasers in secondary transactions. If the provision is not intended to apply to secondary purchasers, disclose any difference in rights between primary and secondary purchasers.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Franklin Wyman at 202-551-3660 or Brian Cascio at 202-551-3676 if
you have questions regarding comments on the financial statements and related matters. Please contact David Gessert at 202-551-2326 or Eric Envall at 202-551-3234 with any other questions.



                                                             Sincerely,
FirstName LastNameJohn D. Shulman
                                                             Division of
Corporation Finance
Comapany NamePetros Pharmaceuticals, Inc.
                                                             Office of Life
Sciences
August 20, 2020 Page 5
cc:       Jeffrey P. Schultz, Esq.
FirstName LastName